Exhibit 99.1

2016-10-31

PRESS RELEASE

Change in number of shares and voting rights in Oasmia Pharmaceutical AB (publ)

As of October 31, 2016, the total number of shares and voting rights in Oasmia Pharmaceutical AB (publ) (”Oasmia”) is 119,039,310.

Oasmia has, in accordance with previously disclosed information, recently completed a directed issue of 8,750,000 shares and an offset issue of 3,080,000 shares and thereby increasing the total number of shares and voting rights by 11,830,000 shares and voting rights. Through the directed issue of shares and the offset issue, the share capital in Oasmia has increased by SEK 1,183,000 from SEK 10,720,931 to SEK 11,903,931.

According to the previously disclosed information, Oasmia has also completed two directed issue of a convertible loans in the amount of SEK 70,000,000. The convertible loans will, if fully converted into shares, result in an increase of the number of shares and voting rights in Oasmia by another 5,893,160 from 119,039,310 (considering the above mentioned issue of shares) to 124,932,470.

The information has been made public in accordance with the Swedish Securities Market Act and the Swedish Financial Instruments Trading Act. The information was published on October 31, 2016 at 08.00 CET.

For more information, please contact:

press@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.00, CET on October 31, 2016.”